Filed Pursuant to Rule 433

Registration Statement on Form S-3 (Registration No. 333-138749)

Press Release

Contact Information:

Thomas Song

Managing Vice President

Tower Group, Inc.

212-655-4789

tsong@twrgrp.com

Tower Group, Inc. Amends Shelf Registration Statement — Maintains 2007 Guidance

New York — January 11, 2007 — Tower Group, Inc. (NASDAQ: TWGP) today amended the Form S-3 registration statement filed with the Securities and Exchange Commission on November 16, 2006 to register $81 million of equity securities for the account of the Company and to remove from registration the $5 million of common stock for the account of a selling stockholder.

Proceeds from the issuance and sale of securities under the registration statement as well as other proposed offerings by the Company are expected to be used to fund a portion of the purchase price of the Company’s recently announced acquisition of Preserver Group, Inc., to redeem the Company’s outstanding preferred stock and for general corporate purposes, including support for anticipated premium growth in 2007.

Including the expected effects of any financings resulting from this amended registration statement, Tower Group, Inc., reiterates its anticipated net income in 2007 to be in a range between $55 million and $57 million and diluted earnings per share in 2007 to be between $2.40 and $2.50 per diluted share.

About Tower Group, Inc.

Tower Group, Inc., headquartered in New York City, offers property and casualty insurance products and services through its insurance company and insurance service subsidiaries. Its two insurance company subsidiaries are Tower Insurance Company of New York which is rated A- (Excellent) by A.M. Best Company and offers commercial insurance products to small to medium-size businesses and personal insurance products to individuals and Tower National Insurance Company which is also rated A- (Excellent) by A.M. Best Company. Its insurance services subsidiary, Tower Risk Management, acts as a managing general agency, adjusts claims and negotiates reinsurance terms on behalf of other insurance companies.

This press release may constitute a “free writing prospectus” and an “issuer free writing prospectus” as such terms are defined in Rule 405 and Rule 433, respectively, under the

Securities Act of 1933, as amended, and relates to the registration statement on Form S-3 filed by Tower Group, Inc. with the SEC on November 16, 2006 (Registration No. 333-138749).

The registration statement has not yet become effective.  No securities may be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Tower Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents Tower Group, Inc. has filed with the SEC for more complete information about Tower Group, Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or the Investor Relations section of Tower Group, Inc.’s Web site at www.twrgrp.com.  Alternatively, Tower Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (877) 490-0049.

Cautionary Note Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This release or any other written or oral statements made by or on behalf of the Company may include forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. All statements other than statements of historical fact included in this release are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may,” “will,” “plan,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or their negative or variations or similar terminology. All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to ineffectiveness or obsolescence of our business strategy due to changes in current or future market conditions; increased competition on the basis of pricing, capacity, coverage terms or other factors; greater frequency or severity of claims and loss activity, including as a result of natural or man-made catastrophic events, than our underwriting, reserving or investment practices anticipate based on historical experience or industry data; the effects of acts of terrorism or war; developments in the world’s financial and capital markets that adversely affect the performance of our investments; changes in regulations or laws applicable to us, our subsidiaries, brokers or customers; changes in the level of demand for our insurance and reinsurance products and services, including new products and services; changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all; loss of the services of any of our executive officers or other key personnel; the effects of mergers, acquisitions and divestitures; changes in rating agency policies or practices; changes in legal theories of liability under our insurance policies; changes in accounting policies or practices; and changes in general economic conditions, including inflation and other factors. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Regarding the transactions described above, we would add the following cautions to those included in our filings with the SEC:

—  the acquisition of Preserver may not occur as expected or it may take longer to accomplish than we expect;

—  governmental approvals of the acquisition may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the acquisition;

—  we may not be as successful as we anticipate in managing the integration of Preserver, including with respect to realizing cost savings and distributing our products through Preserver’s agencies;

—  the completion of the acquisition is subject to the satisfaction or waiver of certain conditions which are beyond our control; and

—  adverse conditions in the capital markets may require us to sell more shares than we anticipate and may make it more expensive for us or limit our ability to raise capital to support this acquisition and other growth opportunities.

For more information visit Tower’s website at http://www.twrgrp.com/.